Filed Pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration Statement No. 333-196437
Free Writing Prospectus dated September 23, 2014

Fantex, Inc.

On September 18, 2014, media publications were released by each of The New York Times and Crain’s Chicago Business (collectively, the “Articles”) concerning Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”). The Articles reference the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu” and together with Fantex Series Arian Foster, Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256 and 333-196437, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014 and the EJ Manuel Offering was completed on July 21, 2014. The Articles reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The article attached as Annex A was published online by Crain’s Chicago Business on September 18, 2014 (the “Chicago Business Article”); and the article attached as Annex B was published online by The New York Times on September 18, 2014 (the “Times Article”).

The Articles were not prepared or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Chicago Business Article

•                  The Chicago Business Article states that “[t]wo NFL players are on the market,” and references “[Arian Foster’s IPO],” “Mohamed Sanu’s stock,” and “[an athlete’s] stock.” The Chicago Business Article also states that Fantex “lets investors buy and sell stock in a professional athlete’s ‘brand value.’” The Chicago Business Article further states that “[t]he value of the stock is linked to the athlete’s economic performance. So if a player signs a more lucrative contract or companies flock to him for endorsements, investors might buy shares and increase his stock.” The Chicago Business Article also states that the “earnings [of the Company from brand income pursuant to our brand contracts] would apply after an athlete retires, too, for appearance fees, business ventures or endorsements.” The Company clarifies that holders of shares of the

Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract” and, together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”). The Company further clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel and Mohamed Sanu (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). The Company notes that whether and to what extent the “business ventures” of our Contract Parties would be included in brand income is controlled by the applicable Brand Contract. A more detailed description of each Contract Party’s brand income is available in the Registration Statements. The Company also clarifies that it entered into a brand contract with Arian Foster. Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”). On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. The Company also clarifies that when “investors … buy shares of [the Company’s tracking stocks],” any resultant increase in aggregate demand for shares of the Company’s tracking stocks could cause the price of shares of such tracking stocks to rise, but would not increase the aggregate number of shares of tracking stock available.

•                  The Chicago Business Article states that Fantex “calculates [brand value] mostly based on a projected length of [a Contract Party’s] playing career.” The Company clarifies that while projected career length is an important consideration in estimating brand income, our internal investment professionals consider numerous quantitative and qualitative factors relating to the Contract Parties in estimating the Contract Parties’ brand income for use in the Company’s discounted cash flow model. A more detailed description of our brand income valuation process is available in the Registration Statements.

•                  The Chicago Business Article states that “[i]nvestors can buy and sell shares only via Fantex, which takes a commission on each trade.” The Company clarifies that any and all trades of our Tracking Stocks will be conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system. Transaction fees on the trading platform operated by FBS are charged and collected by FBS and are expected to equal 1% of the purchase or sale from the buyer and seller, respectively.

Times Article

•                  The Times Article states that “two football players — Vernon Davis, a tight end for the San Francisco 49ers, and E.J. Manuel, a Buffalo Bills quarterback — have listed their stock on the platform. Another, Mohamed Sanu, a wide receiver for the Cincinnati Bengals, is expected to price his initial public offering next month.” The Company clarifies that holders of shares of the Company’s tracking stocks have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract. Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Mohamed Sanu Brand Contract.

•                  The Times Article also states that “Fantex … periodically collects cash from the athlete, keeping 5 percent while allocating the rest to shareholders.” The Company clarifies that when it receives income from a Contract Party pursuant to the associated Brand Contract, the Company will attribute 5% of the income to the Company’s platform common stock, while the remaining 95% will be attributed to the associated Tracking Stock. The Company further clarifies that the Company’s board of directors is permitted, but not required, to declare and pay dividends on any Tracking Stock. The Company intends to pay cash dividends to shareholders of a Tracking Stock from time to time out of the available cash for a Tracking Stock, but is not obligated to do so. More detailed descriptions of the attribution and dividend policies are available in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel or Mohamed Sanu, the longevity of Vernon Davis’s, EJ Manuel’s or Mohamed Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “hope,” “intend,” “expect,” “estimate,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Chicago Business Article dated September 18, 2014

Chicago’s latest IPO: a Bears wide receiver

By Danny Ecker | Chicagobusiness.com

September 18, 2014

For those sitting on the sidelines during Chicago’s spate of initial public offerings over the past two years, another intriguing option is in the pipeline: Bears wide receiver Alshon Jeffery.

Fantex Inc., a San Francisco-based company that lets investors buy and sell stock in a professional athlete’s “brand value,” announced today that it will pay nearly $8 million for 13 percent of Mr. Jeffery’s brand value.

That’s the first step toward an IPO tied to Mr. Jeffery’s total future earnings, which would make him one of the first professional athletes to go public with a chunk of his future income.

Mr. Jeffery’s Fantex “brand value,” which the company calculates mostly based on a projected length of his playing career, suggests his total future earnings will be about $61 million.

The Fantex premise works like this: The company buys a portion of an athlete’s future earnings and publicly offers an assigned number of shares of stock, with Securities and Exchange Commission approval.

The value of the stock is linked to the athlete’s economic performance. So if a player signs a more lucrative contract or companies flock to him for endorsements, investors might buy shares and increase his stock. The earnings would apply after an athlete retires, too, for appearance fees, business ventures or endorsements.

Investors can buy and sell shares only via Fantex, which takes a commission on each trade.

OTHER PLAYERS

Two NFL players are on the market: San Francisco 49ers tight end Vernon Davis and Buffalo Bills quarterback EJ Manuel. Houston Texans running back Arian Foster, who last year was the first to announce his involvement with Fantex, postponed his IPO as he continues his comeback from an injury-plagued 2013 season.

Cincinnati Bengals wide receiver Mohamed Sanu’s stock is expected to be open for trading in the coming weeks.

After the stock goes public, Fantex helps to establish the athlete’s brand and, hopefully, increase the value of his stock. Last month, the company paid its first dividend to investors, offering 70 cents per share to all Vernon Davis stockholders.

So far, the stock prices of Messrs. Davis and Manuel haven’t changed much from their IPO price of $10 per share because of a relatively small trade volume.

Fantex CEO Buck French said that the company has “thousands” of investor accounts and that trades have come in fits and starts, with some days seeing as many as 2,000 shares changing hands and others with none.

“So far for us, it’s tracking with our business plan,” Mr. French said. “As more people become aware and have an informed opinion (of the market) you’ll see more trading one way or the other.”

JEFFERY’S PROSPECTS

Mr. Jeffery, 24, is in the third year of a four-year, $4.6 million contract with the Bears and made a big splash on the NFL scene last season when he totaled 1,421 receiving yards — the second-most in Bears history — and made the Pro Bowl.

He is represented by Los Angeles-based Relativity Media, though it was not immediately clear whether he has any active endorsement deals. A Relativity spokeswoman did not respond to a request for comment.

Fantex now will register with the SEC the security tied to Mr. Jeffery’s earnings, a process that historically has taken about a month, Mr. French said.

After that, investors will be able to reserve shares of Mr. Jeffery’s stock during a period that typically takes eight to 10 weeks before the security begins trading on the open market.

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Annex B

Text of the Times Article dated September 18, 2014

Fantex Signs Chicago Bears Player for an I.P.O.

By William Alden | The New York Times

September 18, 2014, 3:10 PM

Alshon Jeffery, a 24-year-old wide receiver for the Chicago Bears, had an inauspicious start to his football season this month when he injured his hamstring in a loss to the Buffalo Bills.

But he is now headed to Wall Street with the hope that investors will want to bet on his future performance.

Mr. Jeffery on Thursday became the latest professional football player to sign up to sell shares through Fantex, a San Francisco start-up that is trying to create a market for stock linked to the future earnings of athletes.

Already, two football players — Vernon Davis, a tight end for the San Francisco 49ers, and E.J. Manuel, a Buffalo Bills quarterback — have listed their stock on the platform. Another, Mohamed Sanu, a wide receiver for the Cincinnati Bengals, is expected to price his initial public offering next month.

Fantex said it would aim to raise $7.94 million from investors in the Jeffery I.P.O. It plans to offer a 13 percent stake in Mr. Jeffery’s future income from playing contracts, endorsements and other activities related to football.

Most of the money raised in Fantex I.P.O.s goes to the athlete, with the balance covering the costs of the offering. Fantex then periodically collects cash from the athlete, keeping 5 percent while allocating the rest to shareholders.

Anyone buying into these offerings accepts a substantial amount of risk. Investors do not have a direct legal right to the income. Dividends are not guaranteed, though Fantex has already paid a dividend on the Davis shares.

Plus, there’s the risk a player could become injured, be cut from the team or — particularly in light of recent headlines about domestic abuse — be caught up in a damaging scandal.

As if to demonstrate the risks, Mr. Jeffery was injured in the second half of a game against the Bills on Sept. 7. He was back on the field the next week against the 49ers but did not score.

Mr. Davis, as it happened, injured his ankle in that game and was on crutches this week, missing practice on Wednesday.

The first player to sign up with Fantex, Arian Foster, a Houston Texans running back, was injured last year and his offering was put on hold. The status of a possible deal is still uncertain. Mr. Foster, who is dealing with a hamstring injury, has played reasonably well so far this season, scoring a touchdown on Sunday against the Oakland Raiders.

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